

Mail Stop 3561

April 11, 2007

Mr. Joseph Ricelli
Chief Executive Officer
Innovative Designs, Inc.
223 North Main Street
Suite 1
Pittsburgh, PA 15215

> **Re: Innovative Designs, Inc.**
> **Form 10-KSB for the Fiscal Year Ended October 31, 2006**
> **Filed January 31, 2007**
> **Form 10-QSB for the Quarterly Period Ended January 31, 2007**
> **Filed March 23, 2007**
> **File No. 0-50119**

Dear Mr. Ricelli:

We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please be as detailed as necessary in your explanations. Where indicated, we think you should amend your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended October 31, 2006

Item 1B. Unresolved Staff Comments, page 23

1.   Please remove this section since you are not required to include it in Form 10-KSB.

Management's Discussion and Analysis or Plan of Operation, page 27

2.   Please revise to include a discussion of your bankruptcy proceeding and the impact on both your short-term and long-term liquidity.

Statements of Operations, page 42

3.   Your separate presentation of non-cash stock compensation apart from cash compensation is inappropriate. Please revise your financial statements to reclassify expenses related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. This comment also applies to your statement of operations included in your Form 10-QSB filed on March 23, 2007. Refer to SAB Topic 14:F.

4.   We note your presentation of a gain on forgiveness of debt and loss due to an arbitration award as extraordinary items. These items do not appear to meet the criteria to be presented as extraordinary items as contemplated by paragraphs 19 through 24 of APB Opinion No. 30. Please revise your financial statements to reclassify the loss due to the arbitration award within "loss from operations" and to reclassify the gain on debt forgiveness within "other income and (expense)."

Notes to Financial Statements, page 46

Stock-based Compensation, page 47

5.   Please revise to include all of the disclosures required by paragraphs 45 through 48 of SFAS 123.

6. Exclusive Licensing and Manufacturing Agreement, page 55

6.   We note your disclosure of the circumstances surrounding the cancellation of the licensing agreement, forgiveness of the outstanding related-party note payable, the return of 1,909,098 shares of common stock previously issued to satisfy $763,639 of the original note payable amount and the related recognition of a "gain on forgiveness of debt" and "reversal of interest on related party debt" during the fiscal year ended October 31, 2006. Please provide us with the following additional details regarding these transactions:

- Provide us a detailed reconciliation of the amount of the related-party note payable extinguished upon the determination that the licensing agreement with RMF Global was deemed null and void. Please provide us a detailed rollforward which includes the calculation of the original amount of the related-party note balance of $618,744, the amount of imputed interest for each period following the issuance of the note since November 2002, any cash payments, the amount of the note converted to equity which was subsequently reversed and the remaining amount of the note payable at April 1, 2006. Please include in your explanation all related journal entries at each balance sheet date since the issuance of the note up to April 1, 2006; and

- Your disclosure also indicates that a payment of $50,000 was made to RMF Global upon the execution of the original license agreement in November 2002. Tell us why a related-party note receivable was not recorded for this amount upon the rescission of the license agreement.

We may have further comment after we read your response.

Exhibits 31.1 and 31.2

7.   Please amend to include the certifications required by Rule 13a-14(a) or Rule 15d-14(a) so that they are worded exactly as set forth in Item 601(b)(31) of Regulation S-B. In this regard, please revise as follows:

- When identifying the individual at the beginning of the certifications, the title of the certifying individual should be omitted;

- Remove the references to "annual report" with "report" in paragraphs 1, 2, 3, and 4;

- Replace the references to "registrant" with "small business issuer" in paragraphs 3, 4 and 5;

- Replace the reference to Exchange Act Rules13a-14 and 15d-14 with Exchange Act Rules 13a-15(e) and 15d-15(e) in paragraph 4;

- Reword paragraph 4a to include the clause "or caused such disclosure controls and procedures to be designed under our supervision" immediately following the first part of the sentence "designed such disclosure controls and procedures";

- Renumber paragraph 4b to 4c and reword as follows: "Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and"

- Renumber paragraph 4c to 4d and reword as follows: "Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has

> materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and"

- Replace paragraph 5 with the following:

> The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

>> (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

>> (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

- Remove paragraph 6 in its entirety.

> Please make the necessary revisions to the certifications included in your Form 10-QSB for the quarter ended January 31, 2007.

Form 10-QSB filed for the Quarterly Period Ended January 31, 2007

8.   We note that you have not included disclosure of your adoption of SFAS 123(R) in the notes to your financial statements for the quarter ended January 31, 2007. Please revise your financial statements accordingly and provide the disclosures required by paragraph 84 of SFAS 123(R).

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities

Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief